

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2014

<u>Via E-Mail</u>
Mr. Alexander Walsh
Lithium Exploration Group Inc.
3200 N. Hayden Road, Suite 235
Scottsdale, AZ 85251

      Re: **Lithium Exploration Group Inc.**
              Form 10-K for Fiscal Year Ended June 30, 2013
              Filed October 2, 2013
              File No.: 000-54881

Dear Mr. Walsh:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ John Reynolds

                      John Reynolds
                      Assistant Director